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                                EXHIBIT 11

               CHEMICAL BANKING CORPORATION and Subsidiaries

                 Computation of net income per common share
                 -----------------------------------------

       Net income per common share is computed by dividing net income after deducting dividends on preferred stock, by the weighted average number of common shares outstanding during the period. Common share equivalents, such as stock options, are not required to be included in the calculation since the applicable dilution tests are not met.

    Net income per common share:
    ----------------------------
    (In millions, except per share data)
                                            Net income
    Period Ended       Average common      applicable to    Net income
    September 30     shares outstanding  common shares<A>    per share
    ------------    --------------------  ---------------    ---------

    Three months 1994        246.6           $  396            $1.60
                 1993        252.1           $  464            $1.84

    Nine months 1994         251.0           $1,007            $4.01
                1993         250.8           $1,140            $4.55<B>

    [FN]
    <A>  After  dividends on  the  preferred stock  of  $43 million
         (including $12 million premium on redemption of preferred stock) and $38 million for the three months ended September 30, 1994 and 1993, respectively, and of $108 million (including $12 million premium on redemption of preferred stock) and $117 million for the nine months ended September 30, 1994 and 1993, respectively.

    <B>  On  January 1,  1993,  the  Corporation adopted  SFAS  106 which resulted in a charge of $415 million or $1.67 per common share relating to postretirement benefits and also adopted SFAS 109 which resulted in an income tax benefit of $450 million or $1.81 per common share. Net income before the effect of accounting changes was $4.41 per common share. The changes in accounting principles increased net income per common share by $0.14.
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